                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2008

                                 --------------

                        Commission File Number: 000-51242

                                 --------------

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

     Tower D2, IT Park, Electronic Town, No. 10A, Jiu Xian Qiao North Road,
         Chao Yang District, Beijing 100015, People's Republic of China
                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F   X       Form 40-F
                        -----               -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes           No   X
                            -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-          N/A
                                    --------------------

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

                                    Form 6-K

                                TABLE OF CONTENTS


                                                                            Page


Signature                                                                     3
Exhibit 99.1 -- Press Release                                                 4

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            CHINA TECHFAITH WIRELESS
                                            COMMUNICATION TECHNOLOGY LIMITED


                                            By:    /s/ Defu Dong
                                                   -----------------------------
                                            Name:  Defu Dong
                                            Title: Chief Executive Officer


Date: October 17, 2008